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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

August 30, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

We are in receipt of your additional telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Video Gaming and eSports ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2018, and the Trust’s response letter dated August 23, 2018 to comments previously provided by the Staff relating to the Fund (“Prior Comments”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	The Staff’s comments relate to the marked prospectus and statement of additional information provided to the Staff in connection with the Trust’s responses to the Prior Comments.

Response 1.	We hereby acknowledge your comment.

Comment 2.	Please be aware that you may be required to submit 485BXT filings relating to some of the Staff’s comments.

Response 2.	We hereby acknowledge your comment.

Comment 3.	The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Response 3.	We hereby acknowledge your comment.

Comment 4.	The Staff notes that comments regarding specific disclosures are applicable to all similar disclosures in the registration statement.

Response 4.	We hereby acknowledge your comment.

Comment 5.	Please update or include all missing or bracketed information in the Fund’s registration statement filed under Rule 485(b).

Response 5.	We hereby confirm that all missing or bracketed information will be updated or included in the Fund’s registration statement filed under Rule 485(b).

PROSPECTUS

Comment 6.	Pursuant to the Staff’s Prior Comments, please make the following revisions to the “Principal Investment Strategies” section:

a.	Please disclose that the MVIS Global Video Gaming and eSports Index (the “Index”) is rebalanced and reconstituted quarterly.
b.	In the following sentence, please replace the term “benchmark index” with the term “Index” for consistency and accuracy: “The Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.” This term is used to define the Index in the “Investment Objectives” section and the second sentence of the first paragraph in the “Principal Investment Strategies” section.
c.	In the following sentence, please replace the term “may concentrate” with the term “will concentrate”: “The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.” Please make conforming changes elsewhere in the registration statement. See Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended.

Response 6.	With respect to (a), the disclosure has been revised accordingly. With respect to (b), we respectfully acknowledge your comment; however, we believe the term “benchmark index” is more appropriate and consistent with the disclosure of the other series of the Trust. With respect to (c), we respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 7.	In the “Principal Investment Strategies” section, please disclose that the Index is created and sponsored by an affiliate of Van Eck Associates Corporation (the “Adviser”) and disclose the nature of the affiliation.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	Since the Fund’s name includes the terms “Video Gaming” and “eSports,” it must have 80% of its assets invested in a combination of video gaming companies and eSports companies. In this context, combination means that at least 15% of the Fund’s assets must be invested in eSports companies and the remainder of its assets (65%) must be invested in video gaming companies for a total of 80% of the Fund’s assets, or the reverse. Accordingly, please include disclosure that the Fund will invest at least 80% of its assets in a combination of video gaming companies and eSports companies, with a minimum of 15% of its assets in one category of companies comprising the 80% test, and the remainder in the other category comprising the 80% test.

Response 8.	We respectfully acknowledge your comment. At the Staff’s request in the Prior Comments, we have included in the Fund’s registration statement an 80% test pursuant to Rule 35d-1 under which the Fund will invest at least 80% of its assets in a combination of video gaming and eSports companies. We are not aware of a requirement under Rule 35d-1 that a fund invest a minimum of 15% of its assets in a specific category of companies, and we therefore respectfully decline to include disclosure to that effect.

Comment 9.	In the response letter to the Staff dated August 23, 2018, you noted that there are no pure play eSports companies. If the Fund does not think that it can meet the 15% minimum investment in eSports companies described above, then the Fund may consider reasonably expanding the definition of eSports companies. The definition of eSports could reasonably be expanded to include companies 50% of whose revenues are directly generated from eSports activities. These could include ticket revenue, concession revenue, advertising revenues generated from eSports events, revenues generated from league participation, or from the production of assets that are devoted to eSports activities, such as hardware or software. This definition of eSports should be included in the “Principal Investment Strategies” sections and elsewhere in the registration statement where appropriate.

Response 9.	We respectfully acknowledge your comment, and refer you to Response 8, above. The disclosure has been revised to clarify that companies that develop video games and/or related hardware for use in eSports events may also be considered for inclusion in the Index. Per conversations with the Staff, we have provided supplementally to the Staff a list of the eSports companies that are currently in the Index.

Comment 10.	The Fund’s 80% test should not, as it currently does, provide for the use of the Adviser’s sole discretion when selecting the Fund’s portfolio companies. The Staff believes that this is inconsistent with the Fund’s objective of investing in companies that are included in an Index incorporating a rules-based selection criteria. Please revise the disclosure accordingly.

Response 10.	The “Principal Investment Strategies” section states that “[t]he Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.” The Index is a rules-based index and is published by MVIS. The Adviser does not participate in the selection of Index constituents. To that end, the “Principal Investment Strategies” section states that “[t]o be initially eligible for the Index, a company is generally considered by the Index Provider (defined herein) to be part of the global video gaming and eSports segment if the company generates at least 50% of its revenues from video gaming and/or eSports. These companies may include those that develop video games and related software and hardware, offer streaming services, and are involved in eSports events.” (Emphasis added.) For purposes of clarity, we have removed the reference to the use of the Adviser’s discretion.

Comment 11.	Please explain how the Fund’s self-indexing order would permit the Adviser in its sole discretion or otherwise to choose securities for the Fund.

Response 11.	As described above in Response 10, the Index is a rules-based index and is published by MVIS. The Adviser does not participate in the selection of Index constituents.

Comment 12.	The Staff notes that each principal risk should be reflected in corresponding disclosure in the principal strategies section. Please include disclosure relating to currency risk and ADRs in the “Principal Investment Strategies” sections, as these are listed as principal risks.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	Please specify any other industries or groups of industries or sectors in which the Fund may be concentrated in the “Principal Investment Strategies” section and related risk factors. The Staff directs your attention to the disclosure contained in response 20 to the Prior Comments, as it may apply to video gaming and eSports companies’ subsectors or subindustries.

Response 13.	We respectfully acknowledge your comment; however, we believe that the inclusion of risk disclosure relating to the information technology sector, the software industry, the internet software and services industry, and the semiconductor industry is appropriate in light of sector and industry exposure of the current Index constituents.

Comment 14.	Pursuant to the Staff’s Prior Comments, please clarify in the “Principal Investment Strategies” section in Item 9 the circumstances where the Fund will need to sample rather than replicate securities in the Index, e.g. when Index securities may not be available in local markets.

Response 14.	We respectfully acknowledge your comment; however, we note that the “Index Tracking Risk” currently discloses that “the Fund may not invest in certain securities and/or underlying currencies included in the Index, or invest in them in the exact proportions in which they are represented in the Index, due to legal restrictions or limitations imposed by the governments of certain countries, certain [NYSE Arca, Inc.] listing standards, a lack of liquidity in markets in which securities trade, potential adverse tax consequences or other regulatory reasons (such as diversification requirements).” Therefore, we do not believe that it is necessary to include additional disclosure on this point in the “Principal Investment Strategies” section in Item 9.

Comment 15.	Pursuant to the Staff’s Prior Comments, please disclose the primary method by which the Fund will effect creations and redemptions of creation units.

Response 15.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 16.	Please confirm the accuracy of the following sentence in the “General Description of the Trust” section: “The Trust reserves the right to permit or require a “cash” option for creations and redemptions of Shares (subject to applicable legal requirements) to the extent such Shares are not created and redeemed in cash.”

Response 16.	The sentence has been revised to state that “[t]he Trust reserves the right to permit or require a “cash” option for creations and redemptions of Shares (subject to applicable legal requirements) to the extent such Shares are not created and redeemed in-kind.”

Comment 17.	Pursuant to the Staff’s Prior Comments, please revise fundamental investment restriction 7 as follows:

“The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, except that the Fund will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities” (Emphasis added.)

If the Fund cannot make this revision, please include narrative disclosure indicating that the Fund will concentrate its investments in an industry or group of industries to the same extent that the Index concentrates in an industry or group of industries.

Response 17.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *

If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss

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